

Mail Stop 7010

June 5, 2008

Via U.S. Mail and Fax (954)308-4224
Mr. Michael S. Shore
Chief Financial Officer
SMF Energy Corporation
200 West Cypress Creek Road, Suite 400
Fort Lauderdale, FL 33309

  Re: SMF Energy Corporation
     Form 10-K for the Fiscal Year Ended June 30, 2007
     Filed September 28, 2007
     File No. 1-14488

     Form 10-Q for the period ended December 31, 2007
     Filed February 14, 2008

Dear Mr. Shore:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        /s/ H. Roger Schwall

        H. Roger Schwall
        Assistant Director